Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

# 7 Year Autocallable Contingent Coupon Market-Linked Notes Based on NDX

## Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

| | |
|---|---|
| Issuer: | Citigroup Global Markets Holdings Inc. |
| Guarantor: | Citigroup Inc. |
| Underlying: | Nasdaq-100 Index® (ticker: "NDX") |
| Pricing date: | November 7, 2022 |
| Valuation dates: | Monthly |
| Maturity date: | November 13, 2029 |
| Contingent coupon: | At least 6.70% per annum*, paid monthly only if the closing value of the underlying is greater than or equal to the coupon barrier on the related valuation date. You are not assured of receiving any contingent coupon. |
| Coupon barrier: | 80% of the initial underlying value |
| Automatic early redemption: | If on any autocall date the closing value of the underlying is above the initial underlying value, the notes will be automatically called for an amount equal to the principal plus the related contingent coupon |
| Autocall dates: | Monthly on valuation dates beginning after one year |
| CUSIP / ISIN: | 17330YT91 / US17330YT911 |
| Initial underlying value: | The closing value of the underlying on the pricing date |
| Underlying return: | On any valuation date, (current closing value - initial underlying value) / initial underlying value |
| Payment at maturity (if not autocalled): | If the notes are not automatically redeemed prior to maturity, you will receive at maturity, for each note you then hold, the stated principal amount plus the final contingent coupon payment, if applicable. |
| Stated principal amount: | $1,000 per note |
| Pricing Supplement: | Preliminary Pricing Supplement dated October 25, 2022 |

* The actual contingent coupon rate will be determined on the pricing date.
** The hypotheticals assume that the contingent coupon rate will be set at the lowest value indicated in this offering summary.

## Hypothetical Interim Payment per Note**

| Hypothetical Underlying Return on Interim Valuation Date | Hypothetical Payment for Interim Valuation Date | Hypothetical Redemption |
|---|---|---|
| 100.00% | $1,005.583 | Redeemed |
| 75.00% | $1,005.583 | Redeemed |
| 50.00% | $1,005.583 | Redeemed |
| 25.00% | $1,005.583 | Redeemed |
| 0.00% | $1,005.583 | Redeemed |
| -5.00% | $5.583 | Notes not redeemed |
| -10.00% | $5.583 | Notes not redeemed |
| -20.00% | $5.583 | Notes not redeemed |
| -20.10% | $0.00 | Notes not redeemed |
| -25.00% | $0.00 | Notes not redeemed |
| -50.00% | $0.00 | Notes not redeemed |
| -75.00% | $0.00 | Notes not redeemed |
| -100.00% | $0.00 | Notes not redeemed |

Selected Risk Considerations • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if you do not receive one or more, or any contingent coupon payments. • The notes are riskier than notes with a shorter term. • You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than the coupon barrier. • The notes may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable. • The notes do not offer any upside exposure to the underlying. • The notes are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates. • The notes are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the notes are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigro up Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.